SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Trade Street Residential, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89255N203

(CUSIP Number)

Michael Kelly, Esq.

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

May 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89255N203

SCHEDULE 13D

1	Names of Reporting Persons Monarch Alternative Capital LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,452,678

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,452,678

11	Aggregate Amount Beneficially Owned by Each Person 8,452,678

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 22.96%

14	Type of Reporting Person PN

CUSIP No. 89255N203

1	Names of Reporting Persons MDRA GP LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,452,678

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,452,678

11	Aggregate Amount Beneficially Owned by Each Person 8,452,678

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 22.96%

14	Type of Reporting Person PN

CUSIP No. 89255N203

1	Names of Reporting Persons Monarch GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,452,678

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,452,678

11	Aggregate Amount Beneficially Owned by Each Person 8,452,678

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 22.96%

14	Type of Reporting Person OO

CUSIP No. 89255N203

1	Names of Reporting Persons Monarch Debt Recovery Master Fund Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,162,891

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,162,891

11	Aggregate Amount Beneficially Owned by Each Person 2,162,891

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.88%

14	Type of Reporting Person CO

CUSIP No. 89255N203

1	Names of Reporting Persons Monarch Opportunities Master Fund Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,120,453

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,120,453

11	Aggregate Amount Beneficially Owned by Each Person 3,120,453

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.48%

14	Type of Reporting Person CO

CUSIP No. 89255N203

1	Names of Reporting Persons MCP Holdings Master LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,840,670

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,840,670

11	Aggregate Amount Beneficially Owned by Each Person 1,840,670

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.00%

14	Type of Reporting Person PN

CUSIP No. 89255N203

1	Names of Reporting Persons MCP Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,840,670

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,840,670

11	Aggregate Amount Beneficially Owned by Each Person 1,840,670

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.00%

14	Type of Reporting Person OO

CUSIP No. 89255N203

1	Names of Reporting Persons Monarch GP Investor LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,010,685

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,010,685

11	Aggregate Amount Beneficially Owned by Each Person 2,010,685

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.46%

14	Type of Reporting Person OO

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed on January 16, 2014 (the “Schedule 13D”) and relates to the common stock, par value $0.01 per share (the “Common Stock”) of Trade Street Residential, Inc., a Maryland corporation (the “Company”).  This Amendment No. 1 is being filed on behalf of Monarch Alternative Capital LP (“MAC”), MDRA GP LP (“MDRA GP”), Monarch GP LLC (“GP LLC”), Monarch Debt Recovery Master Fund Ltd (“MDRF”), Monarch Opportunities Master Fund Ltd (“MOF”), MCP Holdings Master LP (“MCPA”), MCP Holdings GP LLC (“MAC GP”) and Monarch GP Investor LLC (“Investor LLC”, and together with MAC, MDRA GP, GP LLC, MDRF, MOF, MCPA and MAC GP, the “Monarch Filers”).  MCPA was formerly known as Monarch Capital Master Partners II-A LP and its general partner was formerly Monarch Alternative Capital GP LLC.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended by revising paragraph (a) as follows:

(a)                                 This statement is being filed by the Monarch Filers.  MAC is the investment advisor to a variety of funds (such funds (including, but not limited to, MDRF, MOF and MCPA), collectively the “Monarch Funds”).  Certain of the Monarch Funds directly own the Common Stock to which this Schedule 13D relates, and MAC beneficially owns such Common Stock by virtue of the authority granted to it by the Monarch Funds to vote and to dispose of the securities held by such Monarch Funds.  MDRA GP is the general partner of MAC and beneficially owns the Common Stock beneficially owned by MAC by virtue of such position.  GP LLC is the general partner of MDRA GP and beneficially owns the Common Stock beneficially owned by MDRA GP by virtue of such position.  MAC GP acts as the general partner for MCPA.  MAC GP beneficially owns the Common Stock held by MCPA by virtue of such position.  Investor LLC is the managing member of MAC GP and certain other general partners of Monarch Funds, including Monarch Capital Master Partners II LP, which owns Common Stock.  Investor LLC beneficially owns the Common Stock beneficially owned by MAC GP and Monarch Capital Master Partners II LP by virtue of such position.  MAC and MDRA GP are each organized as a limited partnership under the laws of the State of Delaware.  GP LLC, MAC GP and Investor LLC are each organized as a limited liability company under the laws of the State of Delaware.  MDRF and MOF are each organized as a corporation under the laws of the Cayman Islands.  MCPA is organized as a limited partnership under the laws of the Cayman Islands.  Set forth on Schedule I hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of each of GP LLC, MDRF, MOF and Investor LLC (the “Scheduled Persons”, each a “Scheduled Person”).

Item 2 of the Schedule 13D is hereby further amended by revising paragraph (c) as follows:

(c)                                  The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Monarch Funds.  The principal business of MDRA GP is to serve as general partner of MAC.  The principal business of GP LLC is to serve as general partner of MDRA GP.  The principal business of MAC GP is to serve as the general partner of MCPA and certain other Monarch Funds.  The principal business of Investor LLC is to serve as managing member of MAC GP and certain other general partners of Monarch Funds.  The principal business of MDRF, MOF and MCPA is to invest and trade in securities and make other investments.  Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the final paragraph thereof:

On May 11, 2015, the Company and Trade Street Operating Partnership, L.P. (the “Operating Partnership” and, together with the Company, the “TSRE Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Independence Realty Trust, Inc., a Maryland corporation (“IRT”), Independence Realty Operating Partnership, LP, a Delaware limited partnership and a subsidiary of IRT (“IRT OP”), IRT Limited Partner, LLC, a Delaware limited liability company and a wholly-owned subsidiary of IRT (“IRT LP LLC”), and Adventure Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of IRT OP (“OP Merger Sub” and collectively with IRT, IRT OP and IRT LP LLC, the “Buyer Parties”). The Merger Agreement and the transactions contemplated thereby were approved by the Company’s Board of Directors.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed on May 12, 2015 with the Securities and Exchange Commission as Exhibit 2.1 to IRT’s Current Report on Form 8-K and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, on May 11, 2015, MDRF, MOF, Monarch Capital Master Partners II LP, MCPA, P Monarch Recovery Ltd., Monarch Alternative Solutions Master Fund Ltd (collectively, the “Applicable Monarch Funds”) and IRT entered into a Voting Agreement (the “Voting Agreement”), pursuant to which each of the Applicable Monarch Funds agreed to (i) vote its shares now owned or hereafter acquired of the Company’s Common Stock (a) in favor of approval of the Merger Agreement and the transactions contemplated thereunder, and (b) in favor of any matter that is reasonably required to facilitate the consummation of the Merger (as defined in the Voting Agreement), and (ii) not dispose of such shares unless the transferee thereof executes a joinder to the Voting Agreement. subject to the terms and conditions contained therein.  In accordance with the Voting Agreement, each of the Applicable Monarch Funds shall not be required to vote its shares of the Company’s Common Stock in accordance with clause (i) of the preceding sentence if the board of the Company changes its recommendation to enter into the Merger Agreement, or the Merger Agreement is amended in a manner that is materially adverse to any of the Applicable Monarch Funds.  The Applicable Monarch Funds further agreed, on the terms and subject to the conditions and exceptions in the Voting Agreement, until the Expiration Date (as defined in the Voting Agreement) not to, and not to authorize or permit any of its general partners, officers, directors, advisors, representatives or certain covered affiliates to take any action that the Company would be prohibited from taking under Section 5.03 of the Merger Agreement, including, but not limited to, soliciting, initiating or knowingly encouraging any acquisition proposals relating to the Company.

The Voting Agreement provides that, on the terms and subject to the conditions therein, each of the Applicable Monarch Funds grants a proxy appointing IRT and its designees as its attorney-in-fact and proxy, with full power of substitution, to vote, express consent or dissent, or otherwise utilize such voting power solely in the manner described in the immediately preceding paragraph hereof.  The Voting Agreement provides that such proxy is irrevocable, but will be automatically revoked upon termination of the Voting Agreement, as described in the immediately following paragraph.

The Voting Agreement terminates upon the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement); (ii) such date and time as the Merger Agreement shall terminate in accordance with the terms thereof; (iii) the date of any modification, waiver, change or amendment to the Merger Agreement that is materially adverse to any Applicable Monarch Funds or that results in a material decrease in the amount or change in form of consideration payable under the Merger Agreement; or (iv) the End Date (as defined in the Merger Agreement).

In addition, the Applicable Monarch Funds entered into a lock-up agreement in favor of IRT (the “Lock-Up Agreement”), in satisfaction of one of the closing conditions for the Merger.  Pursuant to the Lock-Up Agreement, subject to certain exceptions, the Applicable Monarch Funds will be subject to restrictions on the sale of shares of IRT common stock for a period of 180 days following the closing of the Merger; provided that if IRT closes an underwritten public offering of IRT common stock (a “Public Offering”) during the period beginning on the date of the Lock-Up Agreement and ending on the date that is 90 days following the Closing of the Merger, the lock-up period shall end on the date that is 90 days after the closing date of such Public Offering (the “Lock-Up Period”).  During the Lock-Up Period, subject to certain exceptions, the Applicable Monarch Funds are restricted from selling shares of IRT common stock, on any particular date, in excess of 25% of the average daily trading volume of IRT common stock (excluding any volume resulting from a closed Public Offering) during the four weeks prior to such date.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 99.2 hereto and is incorporated herein in its entirety by reference thereto.  This Amendment No. 1 does not purport to amend, qualify or in any way modify such Voting Agreement.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated with the following:

(a)  Each of MAC, MDRA GP and GP LLC indirectly beneficially owns 8,452,678 shares of Common Stock.  Such shares represent 22.96% of the 36,809,108 shares of Common Stock outstanding as of May 1, 2015.  MAC GP indirectly beneficially owns 1,840,670 shares of Common Stock.  Such shares represent 5.00% of the 36,809,108 shares of Common Stock outstanding as of May 1, 2015.  Investor LLC indirectly beneficially owns 2,010,685 shares of Common Stock.  Such shares represent 5.46% of the 36,809,108 shares of Common Stock outstanding as of May 1, 2015.  MDRF directly beneficially owns 2,162,891 shares of Common Stock, which represent 5.88% of the 36,809,108 shares of Common Stock outstanding as of May 1, 2015.  MOF directly beneficially owns 3,120,453 shares of Common Stock, which represent 8.48% of the 36,809,108 shares of Common Stock outstanding as of May 1, 2015.  MCPA directly beneficially owns 1,840,670 shares of Common Stock, which represent 5.00% of the 36,809,108 shares of Common Stock outstanding as of May 1, 2015.  The percentages used herein and in the rest of this Amendment No. 1 are calculated based upon a number of outstanding shares consisting of 36,809,108 shares of Common Stock reported as outstanding in the Company’s current report on Form 10-Q, filed on May 11, 2015.  None of the other individual Monarch Funds owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)  MAC, MDRA GP and GP LLC share voting and dispositive power over the 8,452,678 shares of Common Stock held directly by the Monarch Funds with each applicable Monarch Fund directly holding such shares, including the 2,162,891 shares, 3,120,453 shares and 1,840,670 shares of Common Stock held by MDRF, MOF and MCPA, respectively.  MAC GP shares voting and dispositive power over the 1,840,670 shares of Common Stock held directly by MCPA.  Investor LLC shares voting and dispositive power over the 2,010,685 shares of Common Stock held directly by MCPA and Monarch Capital Master Partners II LP.

(c)  The Monarch Filers acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates pursuant to the Rights Offering and in certain open-market purchases.  Upon the consummation of the Rights Offering, the applicable Monarch Funds (including MDRF, MOF and MCPA) collectively acquired 8,425,557 shares of Common Stock at $6.33 per share for an aggregate of $53,333,775.81 of their own investment capital.  Prior to the exercise of their subscription rights, the applicable Monarch Funds beneficially owned an aggregate of 27,121 shares of Common Stock, which were acquired through the following open-market transactions:  On December 30, 2013 and December 31, 2013, MDRF purchased 8,631 shares of Common Stock at $6.2646 per share and 3,436 shares of Common Stock at $6.3021 per share, respectively.  On December 30, 2013 and December 31, 2013, MOF purchased 5,895 shares of Common Stock at $6.2646 per share and 2,348 shares of Common Stock at $6.3021 per share, respectively.  On December 30, 2013 and December 31, 2013, Monarch Capital Master Partners II LP, a Monarch Fund, purchased 250 shares of Common Stock at $6.2646 per share and 100 shares of Common Stock at $6.3021 per share, respectively.  On December 30, 2013 and

December 31, 2013, MCPA purchased 2,919 shares of Common Stock at $6.2646 per share and 1,163 shares of Common Stock at $6.3021 per share, respectively.  On December 30, 2013 and December 31, 2013, P Monarch Recovery Ltd., a Monarch Fund, purchased 1,058 shares of Common Stock at $6.2646 per share and 422 shares of Common Stock at $6.3021 per share, respectively.  On December 30, 2013 and December 31, 2013, Monarch Alternative Solutions Master Fund Ltd, a Monarch Fund, purchased 643 shares of Common Stock at $6.2646 per share and 256 shares of Common Stock at $6.3021 per share, respectively.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The second paragraph of Item 6 of the Schedule 13D is hereby amended and restated with the following:

As described in Item 4 hereto, MDRF, MOF, Monarch Capital Master Partners II LP, MCPA, P Monarch Recovery Ltd, Monarch Alternative Solutions Master Fund Ltd and IRT entered into the Voting Agreement.  The information in Item 4 with respect to the Voting Agreement is incorporated into this Item 6 by reference.

Item 7.  Material To Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by including the following at the end thereof:

99.2                        Voting Agreement, dated as of May 11, 2015, by and between Independence Realty Trust, Inc. and Monarch Debt Recovery Master Fund Ltd, Monarch Opportunities Master Fund Ltd, MCP Holdings Master LP, Monarch Capital Master Partners II LP, P Monarch Recovery Ltd and Monarch Alternative Solutions Master Fund Ltd. (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Independence Realty Trust, Inc. on May 12, 2015 (SEC File No. 001-36041)).

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2015

MONARCH ALTERNATIVE CAPITAL LP

	By:	/s/ Michael Weinstock
		Name:	Michael Weinstock
		Title:	Chief Executive Officer

MDRA GP LP
	By:	Monarch GP LLC, its general partner

	By:	/s/ Michael Weinstock
		Name:	Michael Weinstock
		Title:	Member

MONARCH GP LLC

	By:	/s/ Michael Weinstock
		Name:	Michael Weinstock
		Title:	Member

MONARCH DEBT RECOVERY MASTER FUND LTD
	By:	Monarch Alternative Capital LP, its investment manager

	By:	/s/ Michael Weinstock
		Name:	Michael Weinstock
		Title:	Chief Executive Officer

MONARCH OPPORTUNITIES MASTER FUND LTD
	By:	Monarch Alternative Capital LP, its investment manager

	By:	/s/ Michael Weinstock
		Name:	Michael Weinstock
		Title:	Chief Executive Officer

MCP HOLDINGS MASTER LP
By:	Monarch Alternative Capital LP, its investment manager

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Chief Executive Officer

MCP HOLDINGS GP LLC
By:	Monarch GP Investor LLC, as member

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Member

MONARCH GP INVESTOR LLC

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Member